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October 9, 2014

Anu Dubey

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Filing Desk

Re: Smart Trust, California Municipal Portfolio of Closed-End Funds Trust, Series 1
(the “Fund”)

(File No. 333-198250) (CIK 1616978)

Ms. Dubey:

Transmitted herewith on behalf of Hennion & Walsh, Inc., sponsor, depositor and principal underwriter of the Fund, is Amendment No. 2 to the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 (the “Act”) of units representing the ownership of interests in the Fund. The Registration Statement on Form S-6 relating to the Fund was initially filed with the Securities and Exchange Commission (the “Commission”) on August 20, 2014.

We received comments from the staff of the Commission in a letter from Anu Dubey on September 19, 2014 requesting that we make certain changes to the Registration Statement and filed Amendment No. 1 to the Registration Statement in response to such comments on October 2, 2014.  In a telephone conversation between Ms. Dubey and Matthew T. Wirig on October 3, 2014, we were notified that the staff of the Commission had no additional comments to the Fund’s prospectus.

The staff of the Commission requested that the registrant represent in writing that it will not use the staff’s comment process as a defense in any securities related litigation against it (i.e., a “Tandy” letter).  These representations have been made under separate cover included in the Registration Statement.

In addition to Amendment No. 2 and the exhibits listed therein as being filed therewith, a memorandum reflecting changes from materials previously submitted is also submitted herewith. Additional changes in the Fund’s prospectus represent changes made to reflect certain corrections and minor alterations, the completion of various statements with information based on the Securities deposited in the Fund and the dates of record, distribution and evaluation, together with a list of the deposited Securities which will comprise the portfolio of the Fund, the Statement of Financial Condition and the Report of Independent Registered Public Accounting Firm. An effort has been made not only to indicate the changes by blacklining but also to list them in the memorandum setting forth changes.

The trust agreement was entered into today and Securities (as defined in the trust agreement) have been deposited with the trustee. In connection therewith, the trustee has provided in the name of Hennion & Walsh, Inc., documentation for units of fractional undivided interest in the Fund, which documentation is being retained by the trustee for delivery after the effectiveness of the Registration Statement.

We respectfully request that the Commission grant acceleration of the effectiveness of the Registration Statement so that the Registration Statement may become effective as early as practicable today.

We have appreciated the courtesy and cooperation of the members of the staff of the Commission. If you have any questions, please do not hesitate to contact Scott R. Anderson at (312) 845-3834 or Matthew T. Wirig at (312) 845-3432.

Very truly yours,

/s/ Chapman and Cutler LLP

CHAPMAN AND CUTLER LLP

SRA/lew